Filed by Apollomics Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Maxpro Capital Acquisition Corp.

Commission File No. 001-40857

Date: September 14, 2022

Investor presentation September 2022

Important Information for Investors This investor presentation (this “Presentation”) (references to which shall be deemed to include any information which has been or may be supplied in writing or orally in connection herewith or in connection with any further enquiries) relates to a proposed business combination (the “Transaction”) between Maxpro Capital Acquisition Corp. (“Maxpro”) and Apollomics Inc. (together with its subsidiaries and affiliates, “Apollomics”). This Presentation does not contain all of the information that should be considered with respect to the proposed Transaction. This Presentation is for informational purposes only and is not intended to form any basis of any investment decision or any other decision in respect of the proposed Transaction. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein. Confidentiality By its acceptance hereof, each recipient agrees that neither it, its affiliates nor their respective agents, partners, directors, accountants, counsel, officers, employees or other representatives (collectively, “Representatives”) will copy, reproduce or distribute to others this Presentation, in whole or in part, at any time without the prior written consent of Apollomics and Maxpro and that it will keep confidential all information contained herein not already in the public domain and will use this Presentation for the sole purpose of deciding whether to proceed with a further investigation of Apollomics or the Transaction. The recipient shall be responsible for any violation of obligations by any of its Representatives. Industry and Market Data The views and statements provided in this Presentation are based on information derived from Apollomics’ internal estimates and research, studies, publications, surveys and other information provided by third parties and also from publicly available sources. In this Presentation, Apollomics and Maxpro rely on, and refer to, publicly available information and statistics regarding market participants in the sector in which Apollomics competes and other industry data. Any comparison of Apollomics to any other entity assumes the reliability of the information available to Apollomics. Neither Apollomics nor Maxpro has independently verified the accuracy or completeness of these sources. Cautionary Language Regarding Forward Looking Statements This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “goal,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Apollomics’ and Maxpro’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: plans for preclinical studies, clinical trials and research and development programs; the anticipated timing of the results from those studies and trials; expectations regarding regulatory approvals; Apollomics’ and Maxpro’s expectations with respect to future performance and anticipated financial impacts of the Transaction; the satisfaction of the closing conditions to the Transaction; and the timing of the completion of the Transaction. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable by Apollomics and its management, and Maxpro and its management, as the case may be, are inherently uncertain. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Apollomics’ and Maxpro’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apollomics and Maxpro. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Transaction or that the approval of the shareholders of Maxpro is not obtained; (iii) failure to realize the anticipated benefits of the Transaction; (iv) risks relating to the uncertainty of the projected financial information with respect to Apollomics; (v) future global, regional or local economic and market conditions; (vi) the development, effects and enforcement of laws and regulations; (vii) Apollomics’ ability to manage future growth; (viii) changes in the market for Apollomics’ products and services; (ix) the amount of redemption requests made by Maxpro’s public stockholders; (x) the ability of Apollomics or the combined company to issue equity or equity-linked securities in connection with the Transaction or in the future; (xi) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries that may be instituted against Maxpro, Apollomics, the combined company or others following the announcement of the Transaction and any definitive agreements with respect thereto; (xii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement with respect to the Transaction or the inability of Maxpro or Apollomics to satisfy the conditions to closing the Transaction; (xiii) changes to the proposed structure of the Transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Transaction; (xiv) the ability to meet stock exchange listing standards following the consummation of the Transaction; (xv) the risk that the pendency of the Transaction or time required to consummate the Transaction disrupts current plans and operations of Apollomics; (xvi) the evolution of the market in which Apollomics operates; (xvii) the ability of Apollomics to commercialize product candidates and achieve market acceptance of such product candidates; (xviii) the ability of Apollomics to defend its intellectual property; (xix) the ability of Apollomics to satisfy regulatory requirements; (xx) other risks and uncertainties included in the Current Report on Form 8-K filed by Maxpro with the United States Securities and Exchange Commission (the “SEC”) concurrently with this Presentation; and (xxi) those factors discussed in Maxpro’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022 under the heading “Risk Factors,” and other documents of Maxpro and Apollomics filed, or to be filed, with the SEC. If any of these risks materialize or Maxpro’s or Apollomics’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Maxpro nor Apollomics presently know or that Maxpro and Apollomics currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Maxpro’s and Apollomics’ expectations, plans or forecasts of future events and views as of the date of this Presentation. Maxpro and Apollomics anticipate that subsequent events and developments will cause Maxpro’s and Apollomics’ assessments to change. However, while Maxpro and Apollomics may elect to update these forward-looking statements at some point in the future, Maxpro and Apollomics specifically disclaim any obligation to do so except as required by law. These forward-looking statements should not be relied upon as representing Maxpro’s and Apollomics’ assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Legal Disclaimer

No Representations and Warranties No representation, warranty or undertaking, express or implied, is made or will be given by Apollomics, Maxpro and their respective affiliates and Representatives as to the fairness, accuracy, completeness or reliability of this Presentation and the information and or statements contained therein. Any recipient of this Presentation is responsible for conducting his or her own due diligence and other enquiries as well as making his or her own analysis and his or her own independent assessment of the information provided herein in connection with the Transaction. Any decision to rely on the information contained in this Presentation is the sole responsibility of the recipient of this document and neither Apollomics nor Maxpro will be responsible for any loss incurred by the recipient as a result of any actions taken by him or her relying upon the information herein. This Presentation is based, in part, upon management estimates and forecasts of Apollomics and reflects views and opinions solely of Apollomics as of the date of this Presentation, all of which are accordingly subject to change. Any such estimates, forecasts, views or opinions set forth in this Presentation constitute Apollomics’ judgments and should be regarded as indicative, preliminary and for illustrative purposes only. In addition, Apollomics’ analyses contained herein are not, and do not purport to be, appraisals of the issued share capital, assets or business of Apollomics, Maxpro or any other entity. Further, this Presentation does not purport to contain all information that may be required or relevant to an evaluation of the Transaction. No Offer or Solicitation This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any securities to be offered in any transaction contemplated hereby have not been approved or disapproved by the SEC, any state securities commission or other United States or foreign regulatory authority,and will be offered and sold solely in reliance on an exemption from the registration requirements provided by the Securities Act and rules and regulations promulgated thereunder (including Regulation D or Regulation S under the Securities Act). This document does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Consequently, this Presentation does not contain all the information which would be required to be contained in such a prospectus or disclosure document such as, for example, details of the assets and liabilities, financial position, profits and losses and prospects of any of the entities referred to in this Presentation. The material provided in this Presentation is provided for the information of recipients and does not constitute an invitation or inducement to such persons to enter any investment activity relating to those entities. Apollomics and Maxpro have not considered the objectives, financial position or needs of any recipient. The recipient should obtain and rely upon his or her own professional advice from their tax, legal, accounting, financial and other professional advisors in respect of the recipient’s objectives, financial position or needs before making any investment decision based on information contained in this Presentation. Neither this Presentation nor any of its contents may be reproduced or used for any other purpose without the prior written consent of Apollomics and Maxpro. In accepting this Presentation, the recipient agrees that it is provided solely for its use in connection with providing background information on Apollomics and considering the Transaction and that it is not to be used for any other purpose. Should a security described in this Presentation be denominated in a currency other than the recipient’s home currency, a change in exchange rates may adversely affect the price of, value of, or income derived from the security. Neither this Presentation nor any of its contents is represented to comply with nor is to be construed to comply with any of the legal requirements in any jurisdiction in respect of an offer to buy or sell or a solicitation of an offer to buy or sell securities. Participants in the Solicitation Maxpro, Apollomics and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Maxpro’s stockholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding the names and interests of Maxpro’s directors and officers in the Transaction in Maxpro’s filings with the SEC, including Maxpro’s Annual Report. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Maxpro’s stockholders in connection with the Transaction will be set forth in the proxy statement/prospectus contained in the registration statement on Form F-4 for the Transaction. Trademarks and Copyrights This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and Apollomics’ and Maxpro’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, © or ® symbols, but Apollomics and Maxpro will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. All images are copyright to their respective owners and are protected under international copyright laws. Additional Information and Where to Find It Apollomics intends to file with the SEC a registration statement on Form F-4 that will include a preliminary proxy statement/prospectus to be distributed to stockholders of Maxpro in connection with Maxpro’s solicitation of proxies for the vote by its stockholders with respect to the Transaction. After the registration statement has been filed and declared effective by the SEC, Maxpro will mail the definitive proxy statement/prospectus to all Maxpro stockholders as of a record date to be established for voting on the Transaction and other matters as may be described in the registration statement. Maxpro and Apollomics also will file other documents regarding the Transaction with the SEC. Before making any voting decision, investors and security holders of Maxpro are urged to carefully read the entire registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, as well as any amendments or supplements to these documents, in connection with the Transaction as they become available because they will contain important information about the proposed Transaction. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Maxpro or Apollomics through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Maxpro may be obtained free of charge by written request to Maxpro at 5/F-4, No. 89, Songren Road, Xinyi District, Taipei City, Taiwan 11073, Attention: Secretary, telephone: +886 2 7713 7952, and the documents filed by Apollomics may be obtained free of charge by written request to Apollomics at 989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404, Attention: Secretary. Legal Disclaimer (contd.)

Apollomics Inc. (“Apollomics”) and Maxpro Capital Acquisition Corp. ("JMAC") have entered into a definitive business combination agreement Transaction values Apollomics at $899M Transaction expected to close in the first quarter of 2023 100% rollover from legacy Apollomics shareholders $105.05M in total estimated proceeds in JMAC trust (assuming no redemptions) $20M minimum cash condition deSPAC TRANSACTION USE OF PROCEEDS Provide funding for Vebreltinib (APL-101) through ongoing registrational Phase 2 clinical trials in the US, 1 NDA filing and 2 sNDA filings Provide funding for APL-106 (Uproleselan) Phase 3 and NDA filing in China Continue pipeline development and discovery projects Transaction Highlights

5

Transaction Details

apollomics

SOURCES ($M)

Redemption Rate Assumption	0%	MAXIMUM
Apollomics Shareholder Equity Rollover [1]	$899.0	$899.0
JMAC Cash in Trust	105.1	20.0
Total Sources	$1,004.1	$919.0

USES ($M)

Redemption Rate Assumption	0%	MAXIMUM
Equity Issued to Apollomics Shareholders [1]	$899.0	$899.0
Cash to Company Balance Sheet	100.2	15.1
Estimated Transaction Costs [4]	4.9	4.9
Total Uses	$1,004.1	$919.0

PRO FORMA CAPITALIZATION (M Shares, %)

Redemption Rate Assumption	0%		MAXIMUM	
Apollomics Shareholder Equity Rollover [1]	89.9	87.0%	89.9	94.7%
JMAC public shareholders [2]	10.4	10.0%	2.0	2.1%
JMAC promote [3]	2.6	2.5%	2.6	2.7%
JMAC private placement	0.5	0.5%	0.5	0.5%
JMAC underwriter shares	0.0	0.0%	0.0	0.0%
Total outstanding shares with vested options	103.3	100.0%	94.9	100.0%

1. Capitalization calculated on a net-exercise basis: 89.90M shares to Apollomics shareholders and vested option holders are net of exercise proceeds for pre-closing vested options; assumes $10 price per JMAC share; excludes JMAC public and private placement warrants.
2. The illustrative maximum redemption scenario represents the approximate maximum number of JMAC public shares that may be redeemed while meeting the $20M minimum cash condition, or approximately 81% redemptions at a redemption price of $10.15 per share. Actual redemptions may vary and may be significant.
3. Sponsor promote may be reduced if Sponsor shareholdings exceed 2.75% of total outstanding shares and vested option shares at closing.
4. Excludes fees paid before the closing or from the Company's existing cash on hand.

5

Apollomics: On a mission to discover ways to treat cancer

apollomics

1. Innovative clinical-stage biotechnology company focused on discovering and developing oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer
2. Pipeline of nine drug candidates across multiple oncology programs
3. Six drug candidates are in the clinical stage
4. Focused on the development of novel therapies targeting difficult to treat cancers with high mortality rates



c-MET
VEGF/CSF1 R/b/cRAF
E-selectin
pan-ERB
Cancers
PD-1
G17 vaccine
CD40/ PD-L1
PD-L1

2016
OrbiMed ~$10M Series A

2018
Series B $99M

2020
GlycoMimetics partnership for Uproleselan
Series C ~$124M

2021
TYG partnership for Gastrin 17 ("G17") vaccine
Edison Oncology partnership for pan-ErbB inhibitor

2022
Entry into deSPAC transaction with JMAC

6

Maxpro Capital Acquisition Corp. (Nasdaq: JMAC) is a publicly listed special purpose acquisition company that completed a $105.05M IPO on October 13, 2021 JMAC is sponsored by MP One Investment LLC, established by Maxpro Capital Ventures, a healthcare private equity fund Maxpro has deep insight and knowledge of the healthcare sector, with extensive experience working with and advising clinical-stage biotechnology companies Possesses strong network of biotech professionals and industry experts Professional management team with M&A expertise in capital markets Maxpro Capital Acquisition Corp. Overview

Seasoned Executives at Apollomics



Guo-Liang Yu
PhD
Co-founder
Chairman and CEO

Serial Entrepreneur

- Founder of Epitomics; Executive Chairman of Crown Bioscience
- 30+ years experience
- 300+ patents; 30+ publications
- U.C. Berkeley, Harvard, Human Genome Sciences



Sanjeev Redkar
PhD, MBA
President &
Co-founder

- 28 years in oncology drug development
- 5 NDAs, 5 NCEs and 15 INDs/CTAs in previous roles
- Matrix Pharmaceuticals, SuperGen, Astex, Otsukaa



Kin-Hung Peony Yu
MD,
Chief Medical Officer

- 20+ years in global clinical development leadership: IND, Phase 1, 2, 3, and 4 studies
- Multiple successful NDAs in US, China, Japan, and MAAs in EU in prior roles - Stanford, FibroGen, Anesiva, J&J, Elan



Jane Wang
PhD
Chief Scientific Officer

- 20 years in drug discovery
- Focus in oncology, inflammation, and CNS
- 60 patents and 29 publications in prior roles
- Pfizer, NIH, Schering Plough, Wuxi



Brianna McDonald
JD
VP & General Counsel

- 15 years' experience
- Stanford University, BA
- Harvard Law School, JD
- Covington & Burling LLP, Google LLC, Verily Life Sciences LLC



Raymond Low
CPA,
VP Finance,
Corporate Controller

- 22 years' experience
- B Com University of South Africa, CMA England
- Rstar, Therasense, AXT, Sciclone Pharmaceuticals

8

Seasoned Executives at JMAC Moses Chen JMAC CEO Senior Executive Senior Executive Managing Director of Maxpro Ventures Ltd. since May 2018 20+ years of academic and biotech experience Rutgers, Caltech, VivoRx, AmCyte, Celgene, Meridigen, SyneuRx Consultant at KPMG in Taiwan since February 2021 Provided audit and tax services for KPMG international and local public clients for 30 years Provided consultancy services for IPO, domestic and overseas fund raising, financial and tax planning Gau, Wey – Chuan (Albert) JMAC CFO

Growth: From Discovery to Clinical towards Commercial

apollomics

2016 – 2018
Foundation Established

- Series A OrbiMed
- Phase 1 in US for APL-101
- Phase 1 in Australia for APL- 501
- Clinical team in US

2019 – 2022
Gained Momentum

- Series B and Series C
- APL-101:
  - Phase 1 completed
  - Global Phase 2
  - Registration path in US
- APL-106:
  - Phase 1 initiated in China
  - Phase 3 initiated in China
- APL-122, APL-102 FPI

2023 – 2025
Transformative Goals

- APL-101 (US-Global)*:
  - NDA NSCLC ex14 skip
  - sNDA NSCLC c-MET
  - sNDA GBM c-MET fusion
- APL-106 (China)**:
  - NDA r/r AML
  - sNDA in t/n AML
- Commercial partnerships
- Expand discovery group in Hangzhou

*Assuming successful APL-101 Phase II clinical trials and/or results of Phase III clinical trials available and supportive for the anticipated NDA/sNDA

**Assuming results of APL-106 Phase III clinical trials available and supportive for an NDA/sNDA

10

Our Pipeline

	Drug Candidate	Target	Category	IP Rights	Mono / Combo	Indications	Status						
							Discovery	Preclinical	IND	Phase 1	Phase 2	Phase 3	NDA
Tumor Inhibitors	★ APL-101 Vebreltinib	c-Met	Small molecule	Global [1]	Mono	NSCLC, GBM, other solid tumors							
Tumor Inhibitors	APL-122	ErbB1/2/4	Small molecule	Global [2]	Mono	ErbB1/2/4 positive cancers							
Tumor Inhibitors	APL-102	Multiple Kinases	Small molecule	Global	Mono	Solid tumors							
Anti-Cancer Enhancers	★ APL-106	E-Selectin	Small molecule	China	+ Chemo	r/r AML, newly diagnosed AML							
Anti-Cancer Enhancers	APL-108	E-Selectin	Small molecule	China	+ Chemo	MM			By GlycoMimetics in the U.S.				
Immuno-oncology Drugs	APL-501	PD-1	Biologic	Global [3]	Mono	Solid tumors							
Immuno-oncology Drugs	APL-502	PD-L1	Biologic	Global [3]	Mono	Multiple tumor types							
Immuno-oncology Drugs	APL-810	G17-neutralization	Biologic	US, China	Mono	Gastrointestinal (GI) cancers							
Immuno-oncology Drugs	APL-801	CD40 and PD-L1	Biologic	Global	Mono	Multiple tumor types							

★ **Core Programs**

Apollomics Trials

Partner Trials

11

Vebreltinib (APL-101) c-Met TKI
~ $10B market opportunity in NSCLC With c-MET Dysregulation

apollomics

NSCLC



188,000 US incidence*
1.8 million worldwide*

$3B market opportunity**

c-Met dysregulated Non-Small Cell Lung Cancer ("NSCLC") population

- Exon-14 skip mutation (1L, 2L) — **~ 6,300 patients***
- c-Met amplifications, denovo — **~ 2,500 patients*****
- c-Met amplifications, resistance driven — **~ 3,100 patients*****

$7B market opportunity**

Epidermal Growth Factor Receptor (EGFR) mutated NSCLC population

- 1L EGFR+ in combination with osimertinib — **~ 20,700 patients***

Source: * Biomedtracker
** Management estimates for the US market for 2022 calculated by multiplying number of patients with an estimated drug price
*** Management estimates based on prevalence from Drillon et al 2016 - Targeting MET in Lung Cancer mentions and prevalence of NSCLC from Biomedtracker

12

Regulatory Landscape of c-MET inhibitors TKI

Approved c-MET inhibitor TKIs

Agent*	Manufacturer(s)	MOA	Line of Therapy*	Biomarker (NGS)	U.S. FDA Approval	EU5 EMA Approval	JP MHLW Approval	CN NMPA Approval
Patients with MET mutations								
Orpathys® *(savolitinib)*	HutchMed and AstraZeneca (CN)	MET inhibitor	Relapsed / refractory or 1L, chemotherapy ineligible	NSCLC w/ MET Ex14 skipping	None	None	None	Jun-21 (conditional)
Tabrecta® *(capmatinib)*	Novartis (U.S., EU5, JP)	MET inhibitor	1L	NSCLC w/ MET Ex14 skipping	May-20 (accel) Aug-22 (full)	June-22	Jun-20	None
Tepmetko® *(tepotinib)*	Merck KGaA (U.S., JP)	MET inhibitor	Unresectable advanced / recurrent	NSCLC w/ MET Ex14 skipping	Feb-21 (accel)	Dec-21	Mar-20 (conditional)	None

Estimated US Pricing**:

Tabrecta	400mg BID	150mg, 200mg/ 56 tabs ($11K)	$22K/mo
Tepmetko	450mg QD	225mg/ 30 tabs ($11k)	$22k/mo

- mAb = monoclonal antibody; mono = monotherapy; + = combination with; accel = accelerated approval; cond = conditional approval.
  *These approvals are current as of the date of publication of this report and stated line of therapy is an approximation if not explicitly stated in the regulatory label; please refer to official product labels for most current approval status and nuanced description of the approved indications by market.
  ** Management's estimates based on public information on Drugs.com

13

Vebreltinib: 3 Indications for near term NDA/sNDA submissions

- Exon-14 skip mutated NSCLC
- c-Met amplifications in NSCLC
- c-Met fusions in GBM

Vebreltinib

Global Multicohort Phase 2 – Non-Small Cell Lung cancer, Glioblastoma ("GBM"), various solid tumors with c-Met dysregulation

- ✓ Highly specific c-Met inhibitor
- ✓ Brain penetration
- ✓ Safety data available from over 370 patients worldwide

- ✓ Biomarkers to target c-Met patients
- ✓ Strong IP with 7 patents awarded covering the compound

- ✓ Orphan drug designation by FDA
- ✓ ~ 140 patients treated in Apollomics SPARTA trial ongoing in 13 countries and 90+ sites
- ✓ Registrational Phase 2 study in NSCLC with exon 14 skip or c-Met amplification (China)
- ✓ Phase 2/3 GBM with PTPRZ1-MET fusion (China)

- ✓ Potential combo therapy w/EGFR inhibitors, etc., with huge potential
- ✓ Potential other tumors: Gastrointestinal, renal, thyroid, etc.

14

Activity in a Patient with Primary NSCLC Lesions and Brain Metastasis Targeted Small Molecule TKI NSCLC with c-Met amplification Source: Yilong Wu et al, Presentation on Phase 1 Open Investigation of the Safety and Tolerability of Bozitinib Enteric Capsules in Late-Stage NSCLC with c-Met Amplification (NCT02896231/CTONG160), at the Annual Conference of Chinese Society of Clinical Oncology in 2019

Activity in a Glioblastoma Patient with c-MET Amplification On treatment for 2+Years 78-yr old female, GBM since May 2015, c-Met Amplification, target lesion Lt Subependymal Received 3 prior lines of therapies (Temodar 2015-2017, Avastin 2017-2018, Nivolumab 2018-2019) C1D1: 04Sep2019; 2+ yr treatment, durable response Visit Product of Perpendicular Diameters Screening 285 Cycle 3 Day 1 285 Cycle 5 Day 1 300 Cycle 7 Day 1 252 Cycle 9 Day 1 119 Cycle 11 Day 1 96 Cycle 13 Day 1 98 Cycle 15 Day 1 96 Cycle 17 Day 1 75 Cycle 19 Day 1 56 Cycle 21 Day 1 96 Cycle 23 Day 1 60 Cycle 25 Day 1 60 Cycle 27 Day 1 25 Baseline 8/9/2019 Cycle 27 Day 1 8/30/2021 Cycle 25 Day 1 7/8/2021 Longest Axis 19 12 05 Perpendicular Measurement 15 05 05 Product of Perpendicular Diameters 285 60 25 Apollomics clinical data

Vebreltinib – Additional Indications EGFR resistance & c-Met amplification Other solid tumors with c-Met alterations, beyond lung & brain Gastrointestinal cancers: colon, stomach, pancreatic, liver, cholangiocarcinoma Renal cell cancer Thyroid cancer Prostate cancer Breast cancer Ovarian, and other female reproductive tract

1L treatment naïve AML Relapsed refractory AML AML patients unfit for chemotherapy ~ 16,400 patients* ~ 12,600 patients* ~ 8,800, patients* $1.4B total AML market opportunity in China** Acute Myeloid Leukemia Uproleselan (APL-106) seeks to address $1.4B market for AML Source: *IQVIA Market Research; **management estimates for China Market arrived at using patient numbers and average price estimated by IQVIA 29,400 incidence in China* AML

Uproleselan (APL-106) First-In-Class E-Selectin Antagonist

Enhances efficacy of chemotherapy & reduces mucositis (from chemotherapy)



Vascular Niche
Osteoblastic Niche
Uproleselan
Endothelial Cells
Osteocyte
Osteoclast
Osteoblast
Leukemic Cells Bound to E-Selectin
E-Selectin
Sinusoidal Vessels
Dormant HSCs

Source: GlycoMimetics

- Prevents trafficking of tumor cells to the bone marrow
- Disrupts cell adhesion-mediated drug resistance (CAMDR) within bone marrow microenvironment
- Inhibits activation of cancer survival pathways (e.g. NF-kB)
- Protects normal HSCs through quiescence enhancement and ability for self-renewal
- Reduces chemotherapy-associated toxicity (e.g. severe mucositis)
- 2nd generation GMI-1678 (APL 108) has equivalent activity to APL-106 in preclinical studies, but at an approximately 1,000-fold lower dose

19

1L treatment naïve AML Relapsed/ Refractory AML Multiple Myeloma (APL-108, next generation) Uproleselan (APL-106) AML- Phase 3 in China FDA & NMPA Breakthrough Therapy Designations FDA Fast Track Designation AML: Significant clinical unmet needs – high relapse rate, low survival rate Phase 1 /2 Efficacy: Impressive CR/CRi, MRD negativity, and overall survival in r/r & L1 AML Safety: Well-tolerated; potential to ameliorate oral mucositis when combo w/ chemo r/r AML Phase 3 China Bridging, N=140 subjects r/r AML Phase 3 US/Global enrollment completed 2021, N~ 380 subjects 1L AML Phase 2/3 US: N up to 670 subjects APL-108 (higher potency, subcutaneous) for Multiple Myeloma and other solid tumors Strong IP protection for the compound and use in treating cancer and metastasis. APL-106 Phase 3 Clinical trials in AML with near term readouts E-Selectin Inhibitor: first-in-class

Relapsed / Refractory AML N=47 Newly Diagnosed AML N=25 Response Data: CR/CRi Response Data: MRD Negative Rates 41% 72% 69% 56% Median Overall Survival (OS): 8.8 Months Median Event Free Survival (EFS): 9.2 Months Median Overall Survival (OS): 12.6 Months Survival Outcomes Enhanced Efficacy Improved Tolerability to Chemotherapy – oral mucositis Uproleselan (APL-106) Efficacy and Safety Data from US Phase 2 Trial DeAngelo et al Blood Feb 2022

Uproleselan (APL-106) Global Clinical Programs in Acute Myeloid Leukemia Apollomics China Studies GlycoMimetics Global Studies GMI-Sponsored Global Phase 3 trial in r/r AML; FULLY ENROLLED NCI-Sponsored Trial in Newly Diagnosed AML “Fit” for Chemo; Target interim analysis 2022 UC Davis IST - Newly Diagnosed AML “Unfit” for Chemo; combo with venetoclax + azacytidine; N=25 subjects Phase 1 PK Study (N=12 subjects; ongoing) Phase 3 Bridging Study in r/r AML (ongoing)

Pipeline of Early Clinical and Preclinical Programs

IND or later stage
Preclinical


APL-801
APL-502
APL-810
APL-102
APL-108
APL-501
APL-122

- PD-L1 antibody. Partner CTTQ has multiple Phase 3 in NSCLC, liver cancer, RCC in combination with anlotinib.

Preclinical

- CD-40/PD-L1 bispecific monoclonal antibody for triggering dendritic cells to prime antigen-specific T cells

Phase 1

- Potent MTKi against VEGFR1/2/3, b/cRAF, CSF1R, KIT, RET in Solid Tumors

IND filed in US by partner

1000-fold more potent E-selectin antagonist

Phase 1

- Brain penetrating pan-ErbB inhibitor for treatment-resistance in solid tumors

Preclinical

- Immune targeting fusion protein-polypeptide vaccine targeting gastrin for pancreatic and gastric cancers

- PD-1 antibody. Partner Genor has filed BLA in China; data in PTCL, alveolar soft part sarcoma and cervical cancer

23

APL-122: Potent panERB Inhibitor Overcomes Treatment-Resistance In Solid Tumors & Crosses BBB to Address Brain Metastases

APL-122 Effective In Treatment-resistant gastric cancer (HER2+) N87 xenograft



Vehicle
APL-122, 15mg/kg, po, qd
APL-122, 30mg/kg, po, qd
lapatinib, 130mg/kg, po, qd
vehicle
APL-122
Tumor volume(mm3) Mean±SEM
Days after beginning treatment

APL-122 Effective In Treatment-resistant NSCLC (T790M+) H1975 xenograft



Vehicle
erlotinib, 100mg/kg, po, qd
APL-122, 10mg/kg, po, qd
APL-122, 20mg/kg, po, qd
afatinib, 20mg/kg, po, qd
vehicle
APL-122 20 mg/kg
Tumor volume(mm3) Mean±SEM
Days after beginning treatment

APL-122 enters brain and is retained in CNS at higher than plasma levels



Concentration (ng/ml)
Brain concentration, APL-122 po, 5mg/kg
Plasma concentration, APL-122 po, 5mg/kg
Plasma concentration, APL-122 po, 1mg/kg
Brain concentration
>4X brain/ plasma
plasma concentration
Hours

- ErbB/HER crosstalk correlated with anti-ErbB therapy resistance
- APL-122- Inhibition of multiple ErbB family members to overcome resistance
- APL-122 & c-Met inhibitor combo may further limit drug resistance because HER2 amp+ and MET amp+ are mechanisms of acquired resistance

- 50% of HER2+ breast cancer and more than 33% of EGFR+ NSCLC develop CNS progression

Frentzas et al. Society of NeuroOncology Annual Meeting 2021

24

APL-102: Potent Multitargeted kinase inhibitor against VEGFR1/2/3, b/cRAF, CSF1R, KIT, RET in Solid Tumors

- Unique kinase profile with inhibition of several other key **immuno-oncogenic drivers**
- Tumor regression in 52 PDX models, including gastric, colorectal, esophageal, and lung cancer
- HCC PDX model: APL-102 achieved larger reduction in tumor volume
- Phase 1 study – ongoing

Superior Efficacy to Sorafenib in Liver Cancer


HCC model PLC-PRF-5
Vehicle Control p.o. QD×14
Sorafenib (8mg/kg) p.o. QD×14
Sorafenib (20mg/kg) p.o. QD×14
CBT-102 (3mg/kg) p.o. QDx14
CBT-102 (8mg/kg) p.o. QDx14
CBT-102 (20mg/kg) p.o. QDx14
Tumor Volume (mm³)
0
400
800
1200
1600
2000
2400
2800
15
19
23
27
31
35
39
Days after Tumor Inoculation
HCC PDX model LIMsh050
Vehicle QD x 21(days 0-20) p.o.
Sorafenib 10mg/Kg QD x 21(days 0-20) p.o.
CBT-102 4mg/Kg QD x 21(days 0-20)p.o.
CBT-102 10mg/Kg QD x 21(days 0-20)p.o.
CBT-102 25mg/Kg QD x 21(days 0-20)p.o.
Tumor Volume (mm³)
0
200
400
600
800
1000
1200
1400
16
18
20
22
24
26
28
30
32
34
36
38
Days after Tumor Innoculation

Tumor Regressions In 52 PDX Models


Change in Volume in Treated Group
Change in Volume of Control Group
120
80
40
0
-40
-80
-120

Kanekal et al. American Association of Cancer Research Annual Meeting 2018

25

Near-term Catalysts 2024 2025 APL-102 and APL-122 Phase 1 readout Phase 2 advancement 2023 Anticipated closing of deSPAC transaction Complete Phase 1 Global AML Phase 3 readout APL-106 APL-101 Potential for US NDA submission for Exon 14 NSCLC Data readout of c-Met Amp+ NSCLC Data readout of Phase 2/3 GBM with MET fusion APL-108 File IND and begin phase 1 study in China APL-101 Launch commercially in US File first sNDA APL-106 China Phase 3 readout Submit NDA in China for treatment of r/r AML APL-801 and APL-810 File INDs APL-101 Second sNDA submission Expand commercial in US APL-106 Commercial launch for r/r/ AML sNDA submission in treatment naïve AML APL-102 and APL-122 Phase 2 readouts APL-801 and APL-810 Complete Phase 1 and readout

Additional Information

These communications are being made in respect of the proposed transaction involving Apollomics Inc. (“Apollomics”) and Maxpro Capital Acquisition Corp. (“Maxpro”). These communications do not constitute offers to sell or the solicitations of offers to buy any securities or solicitations of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Apollomics will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Maxpro in connection with Maxpro’s solicitation of proxies for the vote by Maxpro’s stockholders with respect to the proposed transaction and other matters as may be described in the registration statement. Apollomics and Maxpro also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Maxpro’s Class A common stock. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Apollomics and Maxpro will be available without charge at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Apollomics’ website at www.apollomicsinc.com.

Participants in the Solicitation

Apollomics, Maxpro and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Maxpro’s stockholders in connection with the proposed transaction. You can find more information about Maxpro’s directors and executive officers in Maxpro’s Annual Report on Form 10-K for the year ended December 31, 2021 and filed with the SEC on March 31, 2022. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This communications include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Apollomics’ industry and market sizes, future opportunities for Apollomics and Maxpro, Apollomics’ estimated future results and the proposed business combination between Maxpro and Apollomics (the “Business Combination”), including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the Business Combination. Such forward-looking statements are based upon the current beliefs and expectations of Maxpro’s and Apollomics’ management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Maxpro and Apollomics. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Maxpro and its management and/or Apollomics and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of Maxpro’s stockholders, the failure to achieve the Minimum Cash Condition following any redemptions by Maxpro stockholders, or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the Business Combination Agreement; a delay or failure to realize the expected benefits from the Business Combination; risks related to disruption of management’s time from ongoing business operations due to the Business Combination; the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; failure to commercialize product candidates and achieve market acceptance of such product candidates; failure to protect Apollomics’ intellectual property; breaches in data security; risks related to the ongoing COVID-19 pandemic and response; risk that Apollomics may not be able to develop and maintain effective internal controls; unfavorable changes to the regulatory environment; and other risks and uncertainties indicated in Maxpro’s Annual Report on Form 10-K, filed with the SEC on March 31, 2022, and the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Maxpro’s other filings with the SEC. Maxpro and Apollomics caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond the control of Maxpro and Apollomics. All information set forth herein speaks only as of the date hereof in the case of information about Maxpro and Apollomics or the date of such information in the case of information from persons other than Maxpro or Apollomics, and Maxpro and Apollomics disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Apollomics’ industry and end markets are based on sources Maxpro and Apollomics believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication also shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.